

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 4-10-07



April 19, 2007

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A8
Public
Availability: 4/19/2007

Re: General Motors Corporation
Incoming letter dated April 10, 2007

Dear Ms. Larin:

This is in response to your letter dated April 10, 2007 concerning the shareholder proposal submitted to General Motors by Robert W. Hartnagel. We also have received letters from the proponent on April 12, 2007 and April 13, 2007. On April 4, 2007, we issued our response expressing our informal view that General Motors could not exclude the proposal from its proxy materials for its upcoming annual meeting.

After reviewing the information contained in your letter, we find no basis to reconsider our position.



Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

40730

# Fax transmission

**Page One of Six**

| | |
|---|---|
| To: | Mr. Gregory Belliston<br>Office of the Chief Counsel, SEC Division of Corporation Finance |
| Fax Number: | (202) 772-9201 |
| Date: | April 12, 2007 |
| From: | Robert W. Hartnagel<br>7605 Carta Valley Drive<br>Dallas, TX 75248 |
| Telephone Number: | (972) 233-8090 |

April 7, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.W.
Washington, D.C. 20549

Attn: Mr. Gregory Belliston

**Re: Response to GM "request for clarification" regarding your letter of April 4, 2007.**

Dear Mr. Belliston:

This will acknowledge my receipt of Anne T. Larin's letter dated April 10, 2007, supplying me with a copy of your letter announcing the Staff's decision regarding my shareholder proposal. For your information, Ms. Lairn's letter, and the nine pages of documents that were attached thereto, arrived at my home by Fed Ex shipment at 9:45 a.m. on April 11, 2007.

In accordance with your instructions, I have already forwarded the enclosed revised shareholder proposal to General Motors. (Please see Exhibit A) I believe the changes made are entirely responsive to your comments.

Because GM now has requested a "clarification" of your instructions, I believe it is appropriate to provide you with the following additional responses which are intended to address some of the (highly questionable) arguments GM is attempting to belatedly introduce into this no-action proceeding. I want to emphasize that, in addition to the enclosed revised proposal, I am entirely willing to consider any reasonable modifications that either the SEC or General Motors may properly require as a condition for including this proposal in the next GM proxy statement. The difficulty facing me at this point however, is that because of GM's request for further "clarification" of the Staff's no-action response, it is impossible for me to know what, if indeed ANY, modifications might be considered either appropriate or acceptable.

My initial impression is that GM attorneys are simply attempting to use this "request" to construct what amounts to ***"a box without an entrance"*** by imposing a thoroughly artificial and inappropriate eligibility standard for the purpose of creating an insurmountable barrier to including this proposal in GM's proxy material. My specific reactions are as follows:

1. This proposal in no way recommends a change in GM's "general compensation policy."

Bonus awards are by no means made "generally available" within General Motors, and any suggestion to the contrary is inappropriate and disingenuous.

2. GM's characterization of the meaning of various terms used to describe company executives is a reflection of internal company jargon which conflicts with widely accepted legal definitions .

The artificial distinctions GM is attempting to assign to supposedly "different" meanings of the various terms that can be used to describe what are in fact ***overlapping and largely interchangeable descriptions*** of various senior corporate management positions are to some extent simply arbitrary differentiation's that contrast sharply with the widely accepted legal definitions that customarily are used to define such terms. In this connection, it is important to note that ***Black's Law Dictionary***, for example, defines the ***all*** of the terms "***executive***," "***corporate officer***" and "***executive employee***" as having the ***same meaning***, namely "***a corporate officer at the upper level of management***." (Emphasis added.) On this basis, all of them are comparable to the terms that are identified in Staff Legal Bulletin 14A as falling within the perimeters of proposals which may not be excluded under the "business necessity" standard.

By imposing this kind of arbitrary distinction, GM is trying to "subdivide" what the company obviously understands--in this company--is in fact a ***single senior level bonus eligible category*** of employees by simply portraying them as ***mutually exclusive subgroups*** for the purpose of justifying the exclusion of this proposal. By authorizing this type of questionable differentiation, the SEC would in effect prevent any shareholder from ever addressing either "subgroup" because any change in one group necessarily results in precisely the same change impacting employees in the other one. In this way, such a restriction would prove to be entirely untenable in the long term.

It also seems unfair to require any individual shareholder not only to recognize, but in fact define, what are at best highly subtle distinctions between the meanings of terms which even the SEC's own Legal Staff Bulletin has not clearly identified, and moreover ***which may very well not even exist***. I believe it is even less appropriate to place the final authority for accepting or rejecting such distinctions in the hands of the same company that has vigorously opposed, for more than three years, repeated efforts to put this enormously important issue to a vote of GM shareholders.

3. This proposal actually concerns only the ***accrual of estimated future retirement benefits***, and is in no way applicable to the payment of bonus compensation to any GM executive employee.

There is a fundamental flaw in the rationale being used to support GM's requested "clarification" of the Staff's no-action determination. The recommendation I have proposed for GM shareholder consideration is not related in any way to determining the ***amount of bonus compensation*** which may, or may not be, awarded to any General Motors employee--***at any level of responsibility***--in any given year. These bonus awards are in fact determined largely on the basis of a fixed shareholder-authorized, standardized formula for determining the ***maximum total aggregate amount*** which may be credited to the overall GM bonus fund based on corporation operating profit performance in any given year.

Instead, this proposal simply requests the board of directors to reconsider the approach currently being used to determine how much of these annual bonus awards are used to calculate ***the accrual of estimated future lifetime pension benefit entitlements***. The actual amount of pension benefits any individual eventually receives will of course vary significantly based on many factors which cannot even be determined until retirement actually commences, including ***what level of responsibility he or she will hold up to and including that time***. On this basis, the limitation GM is urging the SEC to "clarify" is essentially irrelevant to the Salaried Employee GM Pension Plan focus of this proposal.

I hope these brief comments will be helpful in considering GM's latest request. I will await further word regarding whether or not my proposed modifications are considered acceptable.

Sincerely,



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

C: Anne T. Lairn, GM Attorney and Assistant Secretary

April 12, 2007

Nancy E. Polis
Secretary, General Motors Corporation

Dear Ms. Polis:

In accordance with the instructions that were provided in Gregory Belliston's letter of April 4, 2007, I am submitting the following ***(REVISED)*** stockholder proposal. Please note that, to insure clarity, all changes have been highlighted and shown in capital letters. It is my intention, however, that these highlighted words would be reproduced in ***lower case*** letters in the final proxy statement version. The minor rewording shown in paragraph six of the proposal was made to insure that it remains within the 500-word maximum limitation.

Please note that, in complying with Mr. Belliston's instructions, it has been my intention to include the word "senior" in conjunction with all references dealing with any actual proposed ***changes*** in the method of calculating projected senior executive retirement benefit accruals. For purposes of describing the overall context in which these senior executive compensation changes might occur, however, I consider it appropriate to retain certain broader explanatory references to other bonus eligible employees as well. Such references do not in any way conflict with the requirements of Staff Legal Bulletin 14A, nor do they constitute a truly substantive alteration to the original proposal. I also would be willing to consider making further revisions, just as long as they are legitimately required to comply with SEC instructions.

The revised proposal is as follows:

RESOLVED: General Motors shareholders request our Board of Directors to halt the ***(SENIOR)*** executive compensation windfall that is being created by directing the entire financial saving resulting from the elimination of incentive award payments to half of GM's ***(UPPER)*** management group into the annual incentive compensation and lifetime pension entitlements of surviving executives.

SUPPORTING STATEMENT: In accordance with early GM "restructuring" objectives, the total number of executives eligible to receive annual incentive compensation awards was reduced by more than fifty percent. At the same time, the formula which routinely determined the total amount of revenue which could be made available for the payment of executive incentive awards in any given year (irrespective of the number of executives who were eligible to receive such awards) remained unchanged. As a result, each year since this massive executive head count reduction was accomplished, the formula has continued to generate an aggregate level of funding that is comparable to what previously would have been paid to almost twice the current number of GM executives.

Instead of directing this potential saving toward the attainment of overall GM financial operating objectives, the entire amount is being distributed each year to surviving and current

GM executives in the form of greatly expanded incentive compensation payments. While this practice has been justified to shareholders on the basis of surveys of industry-wide compensation practices, these surveys primarily reflect a "racing-your-own-shadow" comparison with companies whose ***(SENIOR)*** executives are also benefiting from precisely the same kind of restructuring-generated incentive award windfall.

Of even greater significance to GM shareholders, however, are the longer term consequences of this practice. Due to a series of ***(CONCURRENT)*** modifications to the GM Salaried Employee Retirement Benefit Plan which occurred during the same general time period, these inflated annual incentive awards now are becoming translated into enormously expanded pension entitlements for a steadily increasing number of ***(SENIOR)*** executive retirees. As a result, this employee benefit plan has been in effect transformed into an extremely lucrative, lifetime, deferred compensation arrangement for ***(SENIOR)*** level management, as well as a huge unfunded long term liability for GM.

General Motors shareholders urge the Board of Directors to immediately begin the process of eliminating this ***(SENIOR LEVEL EXECUTIVE)*** windfall by adopting a "leveling formula" which would reduce the amount of incentive payments that may be used to calculate both current and future ***(SENIOR)*** executive pension entitlements. The proposed formula would act to routinely adjust ***(THESE)*** pension benefit accruals by the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives.

When highly paid ***(SENIOR)*** executives, who are performing duties associated with their regular management responsibilities, use company-supplied technology, company facilities, and the efforts of other company personnel working on company time to achieve a substantial financial saving, that saving belongs to the company and its shareholders. It should not be treated simply as a compensation windfall for the executives who produced it.

* * *

Please advise me promptly if GM feel that additional changes are necessary.

Sincerely,



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090



**General Motors Corporation**
**Legal Staff**

**Facsimile**
(313) 665-4979

**Telephone**
(313) 665-4927

April 10, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

General Motors Corporation has received your letter dated April 4, 2007 (Exhibit A) regarding our request for a no-action letter with regard to a stockholder proposal submitted by Robert W. Hartnagel. I am writing to request a clarification of the Staff's April 4 response.

The Staff's letter states:

> In our view, it is not clear whether the proposal is directed at <u>compensation of executive officers</u>, or instead, relates to general compensation policy. It appears, however, that the proposal could be <u>limited to executive compensation</u>. [emphasis added]

Under the letter, the Staff would take a no-action position toward GM's omitting the proposal unless the proponent provides GM with "a revised proposal making such limitation clear" within seven days of receiving the letter. I am not certain that I understand what limitation should be made clear; moreover, I believe that the proponent's letter to the SEC dated February 6, 2007 (Exhibit B) makes extremely clear the group of employees at which the proposal is directed, so that the opportunity for revising is not appropriate.

Staff Legal Bulletin No. 14A (July 12, 2002) states, "We do not agree with the view of companies that they may exclude proposals that concern <u>only</u> senior executive and director compensation in reliance on rule 14a-8(i)(7)" (emphasis in original). The remainder of SLB No. 14A distinguishes between proposals dealing with compensation of the general workforce (which are deemed ordinary business) and of "senior executive officers" and directors (which are not deemed ordinary business).

The proposal in this case clearly deals with all executives and not just senior executives or senior executive officers. The proposal consistently refers to "executives," except for one reference to "upper level management." (The reference in the resolution to "GM's top management group" does not refer to the group whose compensation would be affected by the proposal.) More significantly, the proponent's February 6 letter, written in response to GM's argument that the proposal applied to all executives and was therefore excludible, demonstrates that the proposal is intended to apply to the entire executive group. As explained in GM's February 5 request for a no-action letter (Exhibit C), GM has a group of approximately 2300 executives, all of whom are eligible for bonuses. This group includes a group of approximately 360 higher-level executives who are also eligible for long-term incentive compensation ("LTI Executives"), among whom are approximately 18 executive officers. Item 4 of the proponent's letter, after saying that the proposal is not applicable to "general employee compensation," states:

> The recommendation [of the proposal] is in fact exclusively applicable to the calculation of future retirement benefit entitlements for a single, unique and distinctly separate group of senior level bonus eligible executives—specifically including the 360 individuals that Ms. Lairn [sic] describes as GM's "more senior group." [emphasis in original]

While this statement for the first time uses the term "senior" to describe the executives who would be affected by the proposal, the letter clarifies that the proponent regards all executives as senior executives. (In contrast, the letter could have simply stated that the proposal was intended to apply only to the LTI Executives but did not, clearly because the larger group was intended.) These executives may have varying levels of seniority; the letter states, "Obviously, the size, complexity and immense diversity of GM's operations serves [sic] to create a larger than customary number of individuals with 'senior' levels of executive responsibility." The letter, however, makes it clear that the proposal would apply to more than the 360 LTI Executives; that group is included within the "single, unique and distinctly separate group of senior level bonus eligible executives." Notwithstanding the proponent's use of "senior," the only group of GM employees who are bonus eligible are executives, and the only group of employees within the executives who are senior in terms of authority, responsibility, and compensation are the 360 LTI Executives. The proponent's letter makes it clear that the proposal is intended to apply not just to the LTI Executives but to the group of executives eligible for bonuses, i.e., all executives. Even though the term "senior" is added to the description of the group in the February 6 letter to respond to GM's argument that the proposal is excludible because it is not limited to senior executives, the proponent does not provide any basis for differentiating executives from senior executives (who include but are not limited to the 360 executives).

In contrast, SLB No. 14A speaks consistently of senior executives, and it is reasonable to infer that the Staff intended to draw a distinction between executives and senior executives and to limit the exclusion from ordinary business to proposals that deal exclusively with senior executives and directors. In this case, the proposal is not limited to senior executives. After receiving a copy of GM's no-action request the proponent attempted insert the term "senior" via his February 6 letter, but his statement that the group of senior executives includes the 360 LTI Executives indicates that the proposal should apply to the larger group of "senior level bonus eligible executives"—that is, all executives.

The Staff's April 4 letter expresses uncertainty "whether the proposal is directed at compensation of executive officers, or instead, relates to general compensation policy." The proposal is not directly exclusively at executive officers. Nothing in the proposal or supporting statement indicates such a focus, and the proponent's February 6 letter states that the employees who are the object of the proposal include the 360 LTI Executives, a group that includes many executives in addition to the 18 executive officers. The Staff letter goes on to suggest "that the proposal could be limited to executive compensation." Under SLB No. 14A, however, the significant distinction is whether the proposal is limited to the compensation of senior executives (or executive officers), and the proponent has already responded to this point by clarifying that the proposal is intended to apply to a single group not limited to the 360 LTI Executives that apparently includes all executives, all of whom are called senior for this purpose.

We do not believe that the Staff should recommend any enforcement action if GM omits this proposal, since the proponent has clearly indicated that it does not concern only senior executive compensation, but the compensation of all executives. If the Staff continues to believe that it is not clear what group of employees would be subject to the proposal so that it is appropriate to offer the proponent yet another opportunity to clarify, we believe that the proposal may be omitted unless the proponent timely provides a revision that limits the applicable of the proposal to senior executives and that defines senior executives as a clear subset of all executives.

Sincerely yours,

Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Robert W. Hartnagel

Exhibit A

April 4, 2007

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: General Motors Corporation
Incoming letter dated February 5, 2007

The proposal requests that the board "halt the executive compensation windfall that is being created by directing the entire financial saving resulting from the elimination of incentive award payments to half of GM's top management group into the annual incentive compensation and lifetime pension entitlements of surviving executives."

You have expressed your view that General Motors may exclude the proposal under rule 14a-8(i)(7) because it relates to General Motors' ordinary business operations. In our view, it is not clear whether the proposal is directed at compensation of executive officers, or instead, relates to general compensation policy. It appears, however, that the proposal could be limited to executive compensation. Accordingly, unless the proponent provides General Motors with a revised proposal making such limitation clear within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Gregory Belliston
Attorney-Adviser

Exhibit B

February 6, 2007

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

**Re: General Motors February 5, 2007 Rule 14a-8(j) filing dealing with the planned omission of R. W. Hartnagel shareholder proposal from 2006 proxy materials.**

Ladies and Gentlemen:

This is a response by proponent Robert W. Hartnagel to the representations that have been made to the Division of Corporation Finance (DCF) by Anne T. Larin, Attorney and General Motors Assistant Secretary, in support of the February 5, 2007 SEC filing identified above. My comments are as follows:

1. GM's reliance on Staff Bulletin No. 14A to justify this planned omission is misplaced. Absolutely nothing in this shareholder proposal and supporting statement either requests or requires Board or shareholder authorization for replacing or modifying any existing shareholder-approved GM Compensation, Bonus or Salaried Employee Retirement Plan. Moreover, it certainly is not related in any way to "tasks that are [so] fundamental to management's ability to run the company on a day-to-day basis" such as ordinary business matters including "the hiring, promotion and termination of employees."

2. What the proposal and its supporting statement ***does do*** is simply "request" and "urge" the Board of Directors to ***consider*** adopting a revised ***purely administrative procedure*** for calculating the annual ***bonus award portion*** of GM senior management/executive group future cumulative retirement benefit entitlement accruals. Specifically, the supporting statement describing the proposed approach states the following:

> "General Motors shareholders urge the Board of Directors to immediately begin the process of eliminating this windfall by adopting a "leveling formula" which would reduce the amount of incentive payments that may be used to calculate both current and future executive pension entitlements. The proposed formula would act to routinely adjust executive pension benefit accruals by the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives."

3. The proposed practice falls entirely within the Board's currently authorized scope of authority. Amendments to the GM Employee Pension Program which were approved by GM shareholders at the May 25, 1990 Annual Meeting established an "alternate formula" which authorized the addition of executive bonus awards in the calculation of future retirement benefit entitlements. These amendments also included the following provision:

> "...the benefits determined by the alternate formula will not be guaranteed. This insures that Management has the right to reduce the benefit level as appropriate for retirees who may be receiving benefits based on the alternate formula, as well as for active employees who would be eligible for benefits based on the alternate formula upon retirement. The plan language will explicitly state that the supplemental retirement benefit based upon the alternative formula can be reduced with the approval of the Incentive and Compensation Committee and the Board."

4. The administrative practice being proposed for Board consideration is in no way applicable to "general employee compensation" practices. The recommendation is in fact ***exclusively*** applicable to the calculation of future retirement benefit entitlements for a single, unique and distinctly separate group of senior level bonus eligible executives--specifically ***including*** the 360 individuals that Ms. Laim describes as GM's "more senior group." Obviously, the size, complexity and immense diversity of GM's operations serves to create a larger than customary number of individuals with "senior" levels of executive responsibility. Historically, there have been individual GM divisions which, standing entirely alone, could be ranked among some of the largest companies in America based solely on their individual annual operating revenues, capital investment and total employment. The proposed administrative practice is not applicable to any employee outside the senior level executive group identified above. In this connection, Legal Staff Bulletin 14A specifically states:

> "We do not agree with the view of companies that they may exclude proposals that concern only senior executives and director compensation in reliance on rule 14a-8(i)(7)."

I respectfully urge the designated DCF reviewing authority to read the entire proposed resolution and supporting explanatory statement before making any final determination regarding GM's no-action request. (Please see Exhibit A to Ms. Lairn's letter.) Based on this examination, I believe it will be entirely obvious that GM's request should be denied. Thank you for considering my comments.

Sincerely,



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

c: Anne Larin, Attorney and Assistant Secretary, General Motors Corporation

Exhibit C



**General Motors Corporation**
**Legal Staff**

**Facsimile**
(313) 665-4979

**Telephone**
(313) 665-4927

April 10, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the revised proposal received on December 20, 2006 from Robert W. Hartnagel (Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. The proposal provides:

> RESOLVED: General Motors shareholders request our Board of Directors to halt the executive compensation windfall that is being created by directing the entire financial saving resulting more the elimination of incentive award payments to half GM's top management group into the annual incentive compensation and lifetime pension entitlements of surviving executives.

General Motors intends to omit the proposal under Rule 14a-8(i)(7) (relates to ordinary business matters).

The Commission has stated that one of the principles underlying the exclusion for ordinary business operations in Rule 14a-8(i)(7) is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Exchange Act Release No. 40018 (May 21, 1998). The same release made it clear that proposals dealing with "the management of the workforce, such as the hiring, promotion, and termination of employees," relate to ordinary business matters. The proposal refers to compensation for "any one of Management" without further describing that group. In Staff Legal Bulletin No. 14A (July 12, 2002), the Staff described its "bright-line analysis" applied to determine if proposals concerning compensation deal with ordinary business matters:

- We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7); and

- We do not agree with the view of companies that they may exclude proposals that concern only senior executives and director compensation in reliance on rule 14a-8(i)(7).

The resolution challenges executive compensation, arguing that as GM's incentive award programs for executives should be revised to provide that as the number of executives decreases, the formula for determining the pool of revenue available for distribution among the participants in the program should be adjusted accordingly. The resolution and supporting statement are not limited to executive officers or senior executives; instead, they refer largely to annual incentive payments made to "executives," as well as "upper level management" and "highly paid executives." At General Motors, approximately 2300 employees are considered executives, with approximately 360 in a more senior group, which includes approximately 18 executive officers. Since all 2300 executive employees are eligible to receive annual incentive awards, it appears that the proposal would apply well beyond the limits of senior executives or executive officers and would therefore be excludible as ordinary business under Rule 14a-8(i)(7).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2007 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: Robert W. Hartnagel

**From:** CFLETTERS
**Sent:** Tuesday, April 10, 2007 6:06 PM
**To:** [redacted]
**Subject:** FW: No-Action Letter Response--Request for Clarification
**Attachments:** hartnagel.pdf

---

**From:** anne.t.larin@gm.com [mailto:anne.t.larin@gm.com]
**Sent:** Tuesday, April 10, 2007 3:22 PM
**To:** CFLETTERS
**Subject:** No-Action Letter Response--Request for Clarification

The attached letter from General Motors Corporation requests a clarification of the Staff's April 4 response to a request for a no-action letter with regard to a stockholder proposal submitted by Robert W. Hartnagel.

Anne T. Larin
GM Legal Staff
Phone: 313-665-4927
Fax: 313-665-4979

April 13, 2007

Nancy E. Polis
Secretary, General Motors Corporation

Dear Ms. Polis:

On re-reading my revised shareholder proposal, I discovered that several editing changes had been inadvertently omitted. The following version contains those changes:

RESOLVED: ***(GM)*** shareholders request our Board of Directors to halt the ***(SENIOR)*** executive compensation windfall that is being created by directing the entire financial saving resulting from the elimination of incentive award payments to half of GM's ***(UPPER)*** management group into the annual incentive compensation and lifetime pension entitlements of surviving executives. ***(IN THIS PROPOSAL, THE TERM "SENIOR" MEANS THE HIGHEST LEVEL OF GM MANAGEMENT.)***

SUPPORTING STATEMENT: In accordance with early GM "restructuring" objectives, the total number of executives eligible to receive annual incentive compensation awards was reduced by more than fifty percent. At the same time, the formula which routinely determined the total amount of revenue which could be made available for the payment of executive incentive awards ~~in any given year~~ (irrespective of the number of executives who were eligible to receive such awards) remained unchanged. As a result, each year since this massive executive head count reduction was accomplished, the formula has continued to generate an aggregate level of funding that is comparable to what previously would have been paid to almost twice the current number of GM executives.

Instead of directing this potential saving toward the attainment of overall GM financial operating objectives, the entire amount is being distributed each year to surviving and current GM executives in the form of greatly expanded incentive compensation payments. While this practice has been justified to shareholders on the basis of surveys of industry-wide compensation practices, these surveys primarily reflect a "racing-your-own-shadow" comparison with companies whose ***(SENIOR)*** executives are also benefiting from precisely the same kind of restructuring-generated incentive award windfall.

Of even greater significance to GM shareholders, however, are the longer term consequences of this practice. Due to a series of ***(CONCURRENT)*** modifications to the GM Salaried Employee Retirement Benefit Plan ~~(which occurred during the same general time period)~~, these inflated annual incentive awards now are becoming translated into enormously expanded pension entitlements for a steadily increasing number of ***(SENIOR)*** executive retirees. As a result, this employee benefit plan has been in effect transformed into an extremely lucrative, lifetime, deferred compensation arrangement for ***(SENIOR)*** level management, as well as a huge unfunded long term liability for GM.

General Motors shareholders urge the Board of Directors to immediately begin the process of eliminating this ***(SENIOR EXECUTIVE)*** windfall by adopting a "leveling formula" which would reduce the amount of incentive payments that may be used to calculate both current and future ***(SENIOR)*** executive pension entitlements. The proposed formula would act to routinely adjust ***(THESE)*** pension benefit accruals by the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives.

When highly paid ***(SENIOR)*** executives, who are performing duties associated with their regular management responsibilities, use company-supplied technology, company facilities, and the efforts of other company personnel working on company time to achieve a substantial financial saving, that saving belongs to the company and its shareholders. It should not be treated simply as a compensation windfall for the executives who produced it.

Sincerely,



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

c: Mr. Gregory Belliston
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.W.
Washington, D.C. 20549

# Fax transmission

**Page One of Three**

| | |
|---|---|
| To: | Mr. Gregory Belliston<br>Office of the Chief Counsel, SEC Division of Corporation Finance |
| Fax Number: | (202) 772-9201 |
| Date: | April 13, 2007 |
| From: | Robert W. Hartnagel<br>7605 Carta Valley Drive<br>Dallas, TX 75248 |
| Telephone Number: | (972) 233-8090 |

END